UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

XPONENTIAL FITNESS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98422X101

(CUSIP Number)

Mark Grabowski

781 Boston Post Rd. #1313

Madison, CT 06443

Telephone: (646) 321-0134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS H&W Investco LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,101,697 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,101,697 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,101,697 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%(2) (see Item 5 below)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 6,101,697 shares of Class B Common Stock (See Item 5).
(2)

Percentage ownership represents combined voting power based on the sum of (i) 32,287,000 shares of Class A Common Stock outstanding as of November 1, 2024 and (ii) 16,016,000 shares of Class B Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.

1	NAME OF REPORTING PERSONS H&W Investco II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,612,062
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,612,062

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,612,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%(2) (see Item 5 below)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Mark Grabowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,744,305 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,744,305 (3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,744,305 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%(2) (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

(3)

Consists of: (i) 5,612,062 shares of Class A Common Stock held by H&W Investco II LP, (ii) 6,101,697 shares of Class B Common Stock held by H&W Investco LP, and (iii) 30,546 shares of Class A Common Stock held by Mr. Grabowski personally (See Item 5).

EXPLANATORY STATEMENT

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the initial statement on Schedule 13D, filed on August 5, 2021 (as amended, the “Schedule 13D”) by the undersigned, as amended by the Amendment No. 1 thereto (“Amendment No. 1”), filed on April 13, 2022 and by the Amendment No. 2 thereto (“Amendment No. 2”), filed on February 22, 2023. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

H&W Investco LP (hereafter, “Investco I”) is the record holder of 6,101,697 shares of Class B Common Stock and H&W Investco II LP (hereafter, “Investco II”) is the record holder of 5,612,062 shares of Class A Common Stock (collectively, the “Investco Shares”), and Mark Grabowski is the record holder of 30,546 shares of Class A Common Stock. As the general partner of each of Investco I and Investco II, MGAG LLC (hereafter, “MGAG” and together with Investco I, Investco II and Mark Grabowski, the “Reporting Persons”) may be deemed the beneficial owner of the Investco Shares. As the sole managing member and controlling person of MGAG, Mr. Grabowski may be deemed to be the beneficial owner of the Investco Shares. Each of MGAG and Mr. Grabowski disclaims beneficial ownership of such Investco Shares.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following language:

In connection with Reporting Persons’ participation in the sale of shares of the Issuer’s Class A Common Stock through BofA Securities, Inc. as broker-dealer, pursuant to the Form 144 filed with the Securities and Exchange Commission on November 21, 2024 (the “Offering”), (i) Investco II sold an aggregate of 1,243,551 shares of Class A Common Stock and (ii) Investco I redeemed 1,352,047 LLC Units, together with the cancellation of 1,352,047 shares of Class B Common Stock, for 1,352,047 shares of Class A common stock, which were subsequently sold in the Offering. The Offering is taking place as part of a regular sell-down, in the ordinary course of business, of Investco I and Investco II’s stake in the Issuer’s business, and in order to achieve year end distributions.

On November 20, 2024, Investco I and Investco II enlisted BofA Securities, Inc. as broker-dealer in connection with the sale of 2,595,598 shares of the Issuer’s Class A Common Stock at the public offering price of $15.35 per share, less the broker discount of $1.91 per share. On November 21, 2024, Investco I and Investco II sold 1,352,047 shares of Class A Common Stock and 1,243,551 shares of Class A Common Stock, respectively, pursuant to Rule 144 under the Securities Act of 1933, as amended, through its broker-dealer.

Item 5. Interest in Securities of the Issuer

Item 5(a) -(c) of the Schedule 13D are hereby amended and replaced in their entirety with the following language:

(a)-(b)

As of the date hereof:

•

Investco I directly owns 6,101,697 shares of Class B Common Stock of the Issuer, representing approximately 38.1% of the outstanding Class B Common Stock and approximately 12.6% of the Issuer’s combined voting power. Investco I has shared dispositive and voting power over such shares. In addition, Investco I directly owns 6,101,697 LLC Units, each of which may be redeemed for, together with the cancellation of a share of Class B Common Stock, one share of Class A Common Stock or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each LLC Unit redeemed. Investco I does not own any shares of Class A Common Stock of the Issuer.

•

Investco II directly owns 5,612,062 shares of Class A Common Stock, representing approximately 17.4% of the outstanding Class A Common Stock and approximately 11.6% of the Issuer’s combined voting power. Investco II has shared dispositive and voting power over such shares.

•

MGAG is the general partner of each of Investco I and Investco II and therefore is deemed to beneficially own 5,612,062 shares of Class A Common Stock held by Investco II and 6,101,697 shares of Class B Common Stock held by Investco I, or an aggregate of 11,713,759 shares of Common Stock, representing approximately 38.1% of the outstanding Class B Common Stock, approximately 17.4% of the outstanding Class A Common Stock and approximately 24.3% of the Issuer’s combined voting power. MGAG has sole power to dispose and vote such shares. As the sole managing member and controlling person of MGAG, Mr. Grabowski may be deemed the indirect beneficial owner of an aggregate of 11,713,759 shares of Common Stock, representing approximately 38.1% of the outstanding Class B Common Stock, approximately 17.4% of the outstanding Class A Common Stock and approximately 24.3% of the Issuer’s combined voting power, and Mr. Grabowski has sole power to dispose and vote such shares.

•

Mr. Grabowski directly owns 30,546 shares of Class A Common Stock, representing approximately 0.1% of the outstanding Class A Common Stock and approximately 0.1% of the Issuer’s combined voting power. Mr. Grabowski has sole dispositive and voting power over such shares.

The percentages of beneficial ownership reported herein are based on a combined total of 32,287,000 shares of Class A Common Stock of the Issuer, and 16,016,000 shares of Class B Common Stock of the Issuer, outstanding as of November 1, 2024. Certain percentages of beneficial ownership reported herein represent combined voting power, or the percentages of voting power of the Issuer’s Class A Common Stock and Class B Common Stock held by such person voting together as a single class. Each holder of Class A Common Stock and Class B Common Stock is entitled to one vote per share on all matters submitted to Issuer’s stockholders for a vote.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Class A Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c)

On October 1, 2024, Mr. Grabowski directly acquired 2,645 shares of Class A Common Stock as a result of the vesting of a Restricted Stock Unit award granted to him by the Issuer for his services on the Issuer’s board of directors.

On November 21, 2024, Investco I redeemed 1,352,047 LLC Units, and cancelled 1,352,047 shares of Class B Common Stock, for 1,352,047 shares of Class A Common Stock. Subsequently on November 21, 2024, Investco I and Investco II sold 1,352,047 shares of Class A Common Stock and 1,243,551 shares of Class A common stock, respectively, at the public offering price of $15.35 per share, less the broker discount of $1.91 per share, pursuant to Rule 144 under the Securities Act of 1933, as amended, through its broker-dealer, BofA Securities, Inc.

Except as set forth above, none of the Reporting Persons has effected any transaction in shares of Class A Common Stock during the past 60 days.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

H&W INVESTCO LP

By: MGAG LLC, as its general partner

By:	/s/ Mark Grabowski
Name:	Mark Grabowski
Title:	Managing Partner

H&W INVESTCO II LP

By: MGAG LLC, as its general partner

By:	/s/ Mark Grabowski
Name:	Mark Grabowski
Title:	Managing Partner

MARK GRABOWSKI

By:	/s/ Mark Grabowski
Name:	Mark Grabowski